UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 12b-25
                       NOTIFICATION OF LATE FILING

(Check one): __  Form 10-KSB __ Form 20-F _X_ Form 10-QSB __ Form N-SAR


For period ended: June 30, 2001

            [ ] Transition Report on Form 10-K and Form 10-KSB
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q and Form 10-QSB
            [ ] Transition Report on Form N-SAR
            For the transition period ended
                                            ------------------------------------


SEC File Number 0-23153

CUSIP Number -

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________________

                        PART I-REGISTRANT INFORMATION

REMOTE MDx, INC.
--------------------------------------
Full Name of Registrant

5099 West 2100 South
Salt Lake City, Utah 84120
(801) 974-9474
--------------------------------------
Address and telephone number of
principal executive office

                       PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]     (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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


[X]     (b)    The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)     The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.


                              PART III-NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

      The quarterly report could not be filed because of delays encountered in finalizing the financial and other information needed to complete the report. The company dismissed its auditors after the end of the period covered by the Form 10-QSB and named its new auditors on August 3, 2001.

                          PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Michael G. Acton, CFO            (801)            974-9474
       (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no,identify report(s).
                                                                X Yes __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                __ Yes X No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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


                            REMOTE MDx, INC.
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date   August 14, 2001       By:  /s/ Michael G. Acton
                                ---------------------------------
                                Michael G. Acton, Chief Financial Officer